FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2008

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s SENS Announcement, dated March 3, 2008, regarding the Annual General Meeting Update, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited

Announcement

Embargoed not for release before 03 March 2008 14:30 (SA time)

AGM UPDATE

We reported our results for the our first financial quarter on the 31st of January, which reflected the 6th consecutive quarter of year-on-year improvements in operating performance excluding special items.

At the same time we said that we expected the operating profit excluding special items to improve again in our second quarter on a year-on-year basis.  We are on track to achieve this.

Looking at our business on a region by region basis, the Southern African businesses and Forest Products in particular continue to perform strongly, supported by good demand, improving prices and the weakening Rand.  Management is acutely aware of rising input and labour costs and this remains a key issue.

The SA business was unfavourably impacted by the power disruptions earlier this quarter.  After a major disruption for 3-4 days we reached agreement with the national utility, Eskom, to reduce our purchases by generating more of our own power.  We have subsequently operated without further major disruptions; however, the additional power comes at additional cost.

The US$500 million Saiccor expansion is due to be completed in the second calendar quarter.  At full output the project will increase capacity of chemical cellulose by about a third.  With pulp prices at current high levels the timing of the start up appears very favourable.  The full impact will only be felt in the next financial year.  The project will also improve Saiccor’s energy efficiency and result in a further reduction in our power purchases.

Our North American business has shown a steadily improving trend as a result of improvements across all disciplines.  We expect to see further improvements from this business but are conscious of the warnings from economists about a possible slow down in the US economy.  Demand for coated fine paper in web form and price realisation continues to improve; however, in sheet form the markets continue to be influenced by low cost imports.  We still have some way to go with the turnaround of this business and the improving trend is encouraging.

Our most critical requirement is to fix our European business.  The position has not improved and prices have edged up off the bottom in some markets; pressure remains on our sales force to increase prices further.  Input cost pressure is continuing, as it is group-wide, and we are exploring every area of our business for efficiencies and cost reductions.  While we continue to reduce our costs, returning to acceptable profitability in Europe with current high input cost levels does require material price increases.

There seems to be general understanding in the market that prices have to go up and there are media reports of price increases by all major producers which sounds encouraging.

After years of declining prices in Europe and high operating rates we are convinced that consolidation of the segment is needed to sustain long term profitability.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 5, 2008

SAPPI LIMITED

by	/s/ D.J. O’Connor
Name: D.J. O’Connor
Title: Group Secretary